MIV THERAPEUTICS, INC. Unit 1, 8765 Ash Street, Vancouver, British Columbia V6P 6T3 ___________________________________________________________________________________________
December 11, 2007	Via EDGAR and facsimile (to (202) 772-9366)

The United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549
Mail Stop 6010

Attention:       Mr. Russell Mancuso, Branch Chief

Dear Mr. Mancuso:

Re:

MIV Therapeutics, Inc. (the "Company")
File No. 333-144587
Acceleration Request for Registration Statement on Form S-1 filed on December 4, 2007

          MIV Therapeutics, Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "Commission") that the registration statement be permitted to become effective at 12:00 p.m. (noon), Washington, D.C. time, on Wednesday, December 12, 2007, or as soon thereafter as is practicable. Please advise our special counsel, Thomas J. Deutsch, of Lang Michener LLP, Lawyers - Patent & Trade Mark Agents; at phone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

          In connection with our request for acceleration we confirm that:

(a)        we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned registration statement;

(b)        should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(c)        the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(d)        the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Yours very truly,

          MIV THERAPEUTICS, INC.

          Per:       "Patrick McGowan"

          Patrick McGowan, Executive Vice President, Chief Financial Officer, Secretary and a director

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